UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


05059029

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2005
WASH., D.C.
209
SECTION

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number 0-25160

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Alabama National BanCorporation Employee Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Alabama National BanCorporation
1927 First Avenue North
Birmingham, Alabama 35203

Alabama National BanCorporation
Employee Capital Accumulation Plan
Index
December 31, 2004

Page(s)

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. N., Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Alabama National BanCorporation Employee Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alabama National BanCorporation Employee Capital Accumulation Plan (the "Plan") at December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
June 22, 2005

Alabama National BanCorporation
Employee Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets		
Investments, at fair value		
Employer common stock	$ 9,047,674	$ 6,803,806
Money market fund	6,710,120	5,259,830
Mutual funds	17,523,422	12,349,869
Participant loans	-	1,664
Total investments, at fair value	33,281,216	24,415,169
Dividend and interest receivable	61,900	55,683
Employer contributions receivable	151,946	119,716
Employee contributions receivable	122,125	79,006
Total assets	$ 33,617,187	$ 24,669,574
Net Assets Available for Benefits		
Net assets available for benefits	$ 33,617,187	$ 24,669,574

The accompanying notes are an integral part of these financial statements.

Alabama National BanCorporation
Employee Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions	
Investment income	
Cash dividends on Alabama National BanCorporation common stock	$ 164,919
Dividend and interest income	317,264
Net appreciation in fair value of investments (Note 3)	2,983,797
Net investment income	3,465,980
Employer contributions	2,610,379
Employee contributions	3,818,367
Transfer-in of assets from merged plans	838,427
Rollover contributions	86,718
Total additions	10,819,871
Deductions	
Payments to participants	1,872,258
Total deductions	1,872,258
Net additions	8,947,613
Net Assets Available for Benefits	
Beginning of year	24,669,574
End of year	$ 33,617,187

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the Alabama National BanCorporation Employee Capital Accumulation Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was established by Alabama National BanCorporation (the "Employer") to provide retirement benefits for eligible employees of the Employer. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan after completing one year of service, as defined in the Plan agreement, and the employee's attainment of age 21.

In conjunction with business acquisitions of the Employer and effective April 21, 2004 and August 18, 2004, $463,753 and $374,674 in net assets were transferred into the Plan from Cypress/Paychex Business Solutions, Inc. 401(k) Retirement Savings Plan and the Coquina/Paychex Business Solutions, Inc. 401(k) Retirement Savings Plan, respectively.

Contributions

Contributions to the Plan may consist of employee elective deferral contributions, employee in-service contributions, rollover contributions, and employer matching contributions. Employee elective deferral contributions are made by payroll deduction in amounts not less than 1% nor more than 15% of their compensation. The Employer contributes an equal amount not to exceed 5.5% of the participant's compensation. The Employer has the discretion to increase the employer matching contribution percentage.

The assets of the Plan are held and invested by National Bank of Commerce (the "Trustee"), a wholly owned subsidiary of the Employer. (Subsequent to December 31, 2004, National Bank of Commerce was merged into another wholly owned subsidiary of the Employer and National Bank of Commerce's name was changed to First American Bank.) Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions. The Plan has engaged Federated Retirement Plan Services (FRPS) to be the recordkeeper of the Plan.

Participants' Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the employees' elective deferral contributions, employee in-service contributions, rollover contributions, and their allocated portion of the employer matching contributions and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances. Participants' vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

Vesting

Employee elective deferral contributions, employee in-service contributions, and rollover contributions become fully vested upon receipt. Employer matching contributions that have not vested at the time a covered employee ceases to participate in the Plan are forfeited and are used to reduce subsequent employer contributions to the Plan. For the year ending December 31, 2004, unused forfeitures amounted to $57,865. A participant's account becomes fully vested upon the participant's death, total disability, attaining normal retirement age, or according to the following schedule for years of service as a plan member:

Years of Service	Vesting
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

The employees of the Community Bank of Naples 401(k) Profit Sharing Plan and Trust (the "Naples Plan") who were participants on or before December 31, 1999 will retain the vesting schedule of the Naples Plan which is as follows:

Years of Service	Vesting
1	25%
2	50%
3	75%
4	100%

The employees of the Millennium Bank 401(k) Profit Sharing Plan and Trust (the "Millennium Plan") who were participants on or before June 19, 2003 will retain the vesting schedule of the Millennium Plan, but only to the extent that the vesting schedule of the Millennium Plan is more favorable than the Plan's vesting schedule. Thus, the Plan's vesting schedule shall apply in any event in which it is more favorable. The Millennium Plan's vesting schedule is as follows:

Years of Service	Vesting
1	0%
2	0%
3	100%

The employees of the Coquina/Paychex Business Solutions, Inc. 401(k) Retirement Savings Plan (the "Coquina Plan") who were participants on or before July 8, 2004 will retain the immediate 100% vesting provision of the Coquina Plan.

Investment Options
The Plan provides for separate investment programs which allow participants to direct their investing among different investment options. The Plan offers seventeen investment options, including one money market fund, fifteen mutual funds, and Employer's common stock.

2. Summary of Significant Accounting Policies

Basis of Financial Statements
The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments
Employer's common stock is valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Mutual funds are reported at fair value based on the quoted net asset value of shares of the fund. The money market fund is valued based on historical cost, which approximates fair value. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are reflected as of the settlement date. There were no material unsettled trades at December 31, 2004 or 2003. Dividend income is recorded on the ex-dividend date. Investment income is recorded when earned.

Contributions
Contributions to the Plan from employee elective deferral contributions and employer matching contributions are recorded in the period in which the Employer makes the deductions from the participants' pay. Contributions receivable from elective deferrals of salary are accrued based on unremitted deductions from participating employees' pay.

Administrative Fees
The Employer provides certain administrative and accounting services to the Plan at no cost and also pays other administrative expenses on behalf of the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

3. Investments

The Plan's investments (including investments bought and sold, as well as those held during the year) had net appreciation in fair value of $2,983,797 during the year ended December 31, 2004 as follows:

Employer common stock	$ 1,681,876
Mutual funds	1,301,921
	$ 2,983,797

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2004 and 2003:

	Fair Value	
	2004	2003
Alabama National BanCorporation Common Stock	$ 9,047,674	$ 6,803,806
Federated Cash Management Trust Fund	$ 6,710,120	$ 5,259,830
Federated Stock Trust Fund	$ 3,009,882	$ 2,511,453
Federated MidCap Growth Strategies Fund	$ 2,642,445	$ 1,599,900
Federated Max Cap Fund	$ 1,889,921	$ 1,262,980
Janus Fund	$ 1,689,282	$ 1,460,878
Federated Kaufmann Fund	$ 2,225,822	$ 1,423,291

4. Income Tax Status

The Plan obtained its latest determination letter on February 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC") and was, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Termination Priorities

The Employer expects to continue the Plan indefinitely. However, the Employer retains the right to amend or terminate the Plan at any time. Should the Plan be terminated, all accounts would become fully vested and the net assets available for benefits would be distributed to the participants.

6. Related Party Transactions

Plan investments include certain shares of investment funds managed by Federated Investors, Inc., the parent of FRPS. Plan investments also include shares of the Employer's common stock.

In addition, the Trustee of the Plan, National Bank of Commerce, is a subsidiary of the Employer.

Supplemental Schedule

Alabama National BanCorporation
Employee Capital Accumulation Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Alabama National BanCorporation	Common stock	$ 9,047,674
*	Federated Cash Management Trust Fund	Money market fund	6,710,120
	Dreyfus Founders Discovery Fund	Mutual fund	727,466
	Dreyfus Founders Growth Fund	Mutual fund	429,298
*	Federated GNMA Trust Fund	Mutual fund	502,851
*	Federated Growth Strategies Fund	Mutual fund	2,642,445
*	Federated Intermediate Income Fund	Mutual fund	858,050
*	Federated International Small Company Fund	Mutual fund	881,821
*	Federated Kaufmann Fund	Mutual fund	2,225,822
*	Federated Managed Conservative Growth Fund	Mutual fund	139,157
*	Federated Managed Growth Portfolio Fund	Mutual fund	318,706
*	Federated Managed Moderate Growth Fund	Mutual fund	344,411
*	Federated Max Cap Fund	Mutual fund	1,889,921
*	Federated Stock Trust Fund	Mutual fund	3,009,882
	Janus Fund	Mutual fund	1,689,282
	Janus Worldwide Fund	Mutual fund	845,155
	Scudder Large Company Value Fund	Mutual fund	1,019,155
			$ 33,281,216

* Denotes party-in-interest to the Plan.

Note: Information for Column (d) is not required due to all investments being participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2005

ALABAMA NATIONAL BANCORPORATION
EMPLOYEE CAPITAL ACCUMULATION PLAN

By: FIRST AMERICAN BANK, TRUSTEE

By: 
William C. Josey
Its Authorized Trust Officer

Exhibit Index

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-27285 and 333-124416) of Alabama National BanCorporation of our report dated June 22, 2005, relating to the financial statements and supplemental schedule of Alabama National BanCorporation Employee Capital Accumulation Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
June 22, 2005